Pali Capital, Inc.
650 Fifth Avenue, 6th Floor
New York, New York 10019
October 16, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington DC 20549
Attention: John Reynolds, Assistant Director

Re:	TM Entertainment and Media, Inc.
Registration Statement on Form S-1
SEC File No. 333-143856
Dear Mr. Reynolds:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of TM Entertainment and Media, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. EST on October 17, 2007, or as soon thereafter as practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that: (i) between September 12, 2007 and the date hereof, approximately 1,120 copies of the Preliminary Prospectus dated September 11, 2007 have been distributed as follows: 420 to prospective underwriters and dealers, 650 to institutional investors, 0 to retail investors and 50 to others; (ii) between October 10, 2007 and the date hereof, approximately 34 copies of the Preliminary Prospectus dated October 9, 2007 have been distributed as follows: 4 to prospective underwriters and dealers, 30 to institutional investors, 0 to retail investors and 0 to others; and (iii) between October 13, 2007 and the date hereof, approximately 36 copies of the Preliminary Prospectus dated October 12, 2007 have been distributed as follows: 6 to prospective underwriters and dealers, 30 to institutional investors, 0 to retail investors and 0 to others.
     The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, PALI CAPITAL, INC.
By:	/s/ Michael Powell
	Name:	Michael Powell
	Title:	Managing Director